

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

Via E-mail
Apostolos Tamvakakis
Chief Executive Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

Re: **National Bank of Greece S.A.**
        Form 20-F for the Fiscal Year Ended December 31, 2010
        Filed June 23, 2011
        Form 20-F/A for the Fiscal Year Ended December 31, 2010
        Filed July 22, 2011
        Form 6-K furnished November 29, 2011
        File No. 001-14960

Dear Mr. Tamvakakis:

We have reviewed your filings and supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the year ended December 31, 2010
Critical Accounting Policies, Estimates and Judgments, page 141
Income Taxes, page 147

1.   Please address the following regarding your response to prior comment two from our letter dated January 27, 2012 related to your net operating loss carryforwards that are due to expire in 2015:

- On page seven of your response, you indicate that you have the ability to control the amount of your future tax deductions claimed for the "tax general provision" by setting the deduction percentage at or between zero and one percent. You state that in the years in the period 2008-2010, you sought to maximize your tax deductions and recognized the full one percent provision permitted under tax law. You further state that you have the positive intent and ability to set the level of deductible "tax general provisions" to as little as zero, if necessary, to ensure that you maximize the availability of these "tax general provisions" while optimizing your use of "existing tax losses carry forward against taxable income." Based on these assertions, it appears that you are willing to forego deductions to which you are lawfully entitled in 2011 and future periods in order to have sufficient taxable income to utilize the tax carry forwards reflected in your deferred tax asset line items. You also state on page seven that "if the 'tax general provision' is not taken in the tax return in any given year, then the deduction is lost and cannot be subsequently claimed." Please clarify if there are other tax rights or benefits that you become entitled to if you do not maximize the one percent deduction. Tell us in detail how you determined that the foregoing deductions in future tax periods which cannot be subsequently claimed is support that your historical deferred tax assets are realizable. Rather, it appears that the need to forego such deductions in future periods in order to use carry forwards highlights the fact that a valuation allowance is likely necessary. Therefore, it appears that this strategy should be excluded from your consideration of the need for a valuation allowance.

- To the extent you are relying on the other tax planning strategies detailed on page three and four of your response in your revised analysis, please provide us with greater quantified detail as to how these strategies would utilize your carry forwards.

- Please tell us in greater detail how you determined that selling fixed assets and monetary assets would not impact your future taxable earnings.

- Further tell us how you determined that you would have sufficient liquidity to redeem bonds in such amounts that would utilize the tax carry forwards.

- Tell us in greater detail how the first of the four key assumptions in the redacted table on the top of page nine was adjusted to reflect the significant macro economic pressures predicted. For each of the periods reflected in the two plan scenarios, tell us how you determined these results.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Value-at-Risk (VaR), page 235

2.   We note your response to prior comment four from our letter dated January 27, 2012
        including your related proposed disclosure. It is still unclear to us from your response
        whether you do in fact incorporate the credit spread of Greek Government bonds (GGBs)
        and other financial instruments in your VaR variance-covariance model, or whether there
        is no credit spread utilized above the risk free rate because the credit quality/credit spread
        of GGBs is somehow already incorporated into the risk free interest rate. Please address
        the following in your response as well as in your future disclosures:

        •   You indicated that you compute VaR using a variance-covariance model. In such a
             model we expect there will generally be a series of volatilities (or variances) related
             to interest rates curves that are used to estimate the risk of bonds. As you indicated,
             these volatilities are based on historical returns. Specifically identify the historical
             returns that you have used to produce the variances that are, in turn, used to measure
             the risk of GGBs within your variance-covariance model.

        •   Tell us whether these variances are in fact computed from historical yield curves that
             are derived directly from actual yields or prices of GGBs.

        •   If so, then this direct derivation would suggest that, since the historical prices of
             GGBs have indeed fluctuated according to their implied credit risk, these fluctuations
             would flow through the variance-covariance model and into your risk estimate for
             GGBs. Hence, your VaR model, when applied to GGBs, would naturally capture the
             credit volatility of GGB prices. Please tell us how your model captured this volatility,
             and how it affected the VaR results reported.

        •   However, if the variances are not computed from historical yield curves derived
             directly from actual yields or prices of GGBs, then please tell us exactly which
             historical returns you are instead using to estimate variances that are used by your
             VaR model for estimating the risk of GGBs.

        •   In your response, please do not use terms such as "risk-free" or "spread-risk" since
             these are ambiguous when analyzing the credit risk of a government bond. Rather,
             please specify the actual instruments you are using to construct the variance estimates
             in your model, and how GGBsare "mapped" to these variances.

Item 18: Financial Statements
Note 12: Investment Securities, page F-37

3.   We note your response to prior comment five from our letter dated January 27, 2012. We
        understand your position as outlined in your response; however, we continue to disagree

with your conclusion. Accordingly, we again ask that you please revise your financial statements under IFRS and U.S. GAAP for 2010 and the interim periods of 2011 to reverse reclassifications of securities classified as trading occurring after the initial reclassification. As part of your response, please provide us with a detail of each type of securities reclassed for each of the reclasses, similar to the table in your proposed disclosure related to prior comment 11.

Form 6-K furnished November 29, 2011
Note 4. Credit provisions and other impairment charges, page 15

4.   We note your response to prior comment eight from our letter dated January 27, 2012. We understand your position as outlined in your response as well as the information you indicate that you considered in arriving at this conclusion. For instance, you state in your response that there was no objective evidence of impairment of the post-2020 GGBs. However, your analysis appears to limit itself to the positive evidence and does not appear to consider or acknowledge the significant negative evidence that was available in the market place at the time your June 30, 2012 financial statements were prepared. Accordingly, your analysis fails to support how you could have appropriately weighed the positive evidence as being sufficient to overcome the negative evidence that was present when it does not acknowledge such negative evidence. As such, we continue to disagree with your conclusion. Accordingly and as previously requested, please revise your interim financial statements for the six months ended June 30, 2011 which were furnished on your Form 6-K filed August 31, 2011 to record impairment on all of your GGBs as of June 30, 2011, including your post-2020 GGBs.

5.   We acknowledge your response to prior comment nine from our letter dated January 27, 2012, including the fact that you are still awaiting final conclusion from the Hellenic Capital Market Commission (HCMC), which you expect to receive by April 27, 2012, prior to responding to our comment. We will review your response to this comment once your final correspondence has been filed.

        You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn for

                                        Suzanne Hayes
                                        Assistant Director